Ao1 Solutions Inc.

atements of Changes in Shareholders' Deficit

For the Years Ended May 31, 2017 and 2016

(Unaudited)

	Common Stock		Series AA Preferred Stock		Capital in Excess of Par Value	Retained Deficit	Total Shareholders' Deficit
	Shares	Amount	Shares	Amount			
Balance, June 1, 2015	7,405,177	$ 74	864,181	$ 9	$ 323,985	$ (359,787)	$ (35,719)
Issuance of shares of common stock	676,832	7			19,993		20,000
Net loss						(766,267)	(766,267)
Balance, May 31, 2016	8,082,009	81	864,181	9	343,978	(1,126,054)	(781,986)
							-
Net loss						(395,438)	(395,438)
Balance, May 31, 2017	8,082,009	$ 81	864,181	$ 9	$ 343,978	$ (1,521,492)	$ (1,177,424)